

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 17, 2008

Via U.S. Mail

Paul G. Laird, President
New Frontier Energy, Inc.
1789 W. Littleton Blvd.
Littleton, Colorado 80120

> **Re: New Frontier Energy, Inc.**
> **Post-effective amendment to Form SB-2 on Form S-1**
> **Filed June 5, 2008**
> **File No. 333-144986**
>
> **Form 10-K for the fiscal year ended December 31, 2007, as amended**
> **Filed June 5, 2008**
> **File No. 0-50472**

Dear Mr. Laird:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-effective Amendment to Form SB-2 on Form S-1 filed June 5, 2006

Undertakings, page II-8

1.   Please revise to include the undertaking required by Item 512(a)(5) of Regulation S-K.

Form 10-K for the fiscal year ended December 31, 2007

General

2.   Please provide an explanatory note at the beginning of the report to explain the
        reasons for amending the filing.

Controls and Procedures, page 47

3.   It does not appear that you have included the management's conclusion regarding
        the effectiveness of your disclosure controls and procedures. Please revise to
        include the conclusion. See Item 307(a) of Regulation S-K.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Before the amended registration statement is declared effective pursuant to
Section 8 of the Securities Act, the company should provide us with a letter,
acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-
3611 with any questions.

                                                        Sincerely,

                                                        Anne Nguyen Parker
                                                        Branch Chief

cc: A. N. Parker
        C. Moncada-Terry

        <u>Via Facsimile</u>
        D. A. Stefanski
        Schlueter & Associates, P.C.
        (303) 296-8880